ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended December 31, 2019 and 2018

		Six Months Ended December 31
		2019	2018
	Note	£’000	£’000
REVENUE	5	168,252	138,248
Cost of sales
Direct cost of sales		(122,592)	(83,026)
Allocated cost of sales		(8,311)	(7,305)
Total cost of sales	14	(130,903)	(90,331)
GROSS PROFIT		37,349	47,917
Selling, general and administrative expenses	14	(36,480)	(31,008)
OPERATING PROFIT		869	16,909
Net finance expense		(2,871)	(4,860)
Gain on sale of subsidiary	11	2,215	—
PROFIT BEFORE TAX		213	12,049
Tax on profit on ordinary activities	7	483	(2,584)
PROFIT FOR THE PERIOD		696	9,465
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(4,385)	662
TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		(3,689)	10,127

EARNINGS PER SHARE:	8
Weighted average number of shares outstanding - Basic		52,848,507	48,859,382
Weighted average number of shares outstanding - Diluted		55,663,120	54,454,333
Basic EPS (£)		0.01	0.19
Diluted EPS (£)		0.01	0.17

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and June 30, 2019

		December 31, 2019	June 30, 2019
	Note	£’000	£’000
ASSETS - NON-CURRENT
Goodwill		59,467	36,760
Intangible assets		31,478	28,910
Property, plant and equipment		11,776	10,579
Lease right-of-use assets	2	49,109	—
Financial assets		881	—
Deferred tax assets		11,447	9,550
TOTAL		164,158	85,799
ASSETS - CURRENT
Trade and other receivables		74,251	65,917
Corporation tax receivable		4,171	790
Financial assets		592	—
Cash and cash equivalents		78,975	70,172
TOTAL		157,989	136,879
TOTAL ASSETS		322,147	222,678
LIABILITIES - CURRENT
Borrowings		954	21
Lease liabilities	2	10,489	—
Trade and other payables		72,511	48,502
Corporation tax payable		983	2,920
Contingent consideration		1,131	1,244
Deferred consideration		1,707	1,516
TOTAL		87,775	54,203
LIABILITIES - NON CURRENT
Lease liabilities	2	39,545	—
Deferred consideration		1,901	—
Deferred tax liabilities		2,837	2,033
Other liabilities		108	113
TOTAL		44,391	2,146
EQUITY
Share capital		1,095	1,089
Share premium		20,278	17,271
Merger relief reserve		4,430	4,430
Retained earnings		156,313	146,963
Other reserves		9,548	(1,577)
Investment in own shares		(1,683)	(1,847)
TOTAL		189,981	166,329
TOTAL LIABILITIES AND EQUITY		322,147	222,678
The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the six months ended December 31, 2019 and 2018

	Share capital	Share premium	Merger relief reserve	Investment in own shares	Retained earnings	Capital redemption reserve	Other reserves	Foreign exchange translation reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at June 30, 2018 as previously reported	996	2,678	4,430	(2,275)	59,260	161	—	4,249	69,499
Hyperinflation adjustment	—	—	—	—	65	—	—	—	65
Balance at June 30, 2018 as restated	996	2,678	4,430	(2,275)	59,325	161	—	4,249	69,564
Equity-settled share-based payment transactions	—	—	—	—	5,138	—	—	—	5,138
Issuance of new shares	65	45,936	—	—	—	—	—	—	46,001
Issuance of shares related to acquisition	—	—	—	—	—	—	17,732	—	17,732
Hyperinflation adjustment	—	—	—	—	28	—	—	—	28
Transaction with owners	65	45,936	—	—	5,166	—	17,732	—	68,899
Profit for the period	—	—	—	—	9,465	—	—	—	9,465
Other comprehensive income	—	—	—	—	—	—	—	662	662
Total comprehensive income for the period	—	—	—	—	9,465	—	—	662	10,127
Balance at December 31, 2018	1,061	48,614	4,430	(2,275)	73,956	161	17,732	4,911	148,590

Balance at June 30, 2019 as previously reported	1,089	17,271	4,430	(1,847)	146,963	161	—	(1,738)	166,329
Impact of transition to IFRS 16	—	—	—	—	732	—	—	—	732
Balance at June 30, 2019 as restated	1,089	17,271	4,430	(1,847)	147,695	161	—	(1,738)	167,061
Equity-settled share-based payment transactions	—	—	—	—	8,058	—	—	—	8,058
Issue of shares related to acquisition	2	2,998	—	—	—	—	847	—	3,847
Sale of shares (EBT)	—	—	—	135	—	—	14,663	—	14,798
Exercise of options	4	9	—	29	(114)	—	—	—	(72)
Hyperinflation adjustment	—	—	—	—	(22)	—	—	—	(22)
Transaction with owners	6	3,007	—	164	7,922	—	15,510	—	26,609
Profit for the period	—	—	—	—	696	—	—	—	696
Other comprehensive income	—	—	—	—	—	—	—	(4,385)	(4,385)
Total comprehensive income for the period	—	—	—	—	696	—	—	(4,385)	(3,689)
Balance at December 31, 2019	1,095	20,278	4,430	(1,683)	156,313	161	15,510	(6,123)	189,981
The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended December 31, 2019 and 2018

		Six Months Ended December 31
		2019	2018
	Note	£’000	£’000
OPERATING ACTIVITIES
Profit for the period		696	9,465
Income tax charge		(483)	2,584
Non-cash adjustments	9	15,886	13,305
Tax paid		(3,535)	(2,911)
Net changes in working capital		13,936	(10,778)
Net cash from operating activities		26,500	11,665

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)		(5,830)	(3,964)
Proceeds from disposal of non-current assets		120	25
Acquisition of business / subsidiaries	10	(27,061)	—
Proceeds from sale of subsidiary, net of cash disposed of		2,744	—
Cash and cash equivalents acquired with subsidiaries		3,289	—
Interest received		353	126
Net cash used in investing activities		(26,385)	(3,813)

FINANCING ACTIVITIES
Proceeds from sublease		302	3,500
Repayment of borrowings		(9)	(23,526)
Repayment of lease liabilities		(4,569)	—
Interest paid		(375)	(222)
Grant received		661	1,784
Net proceeds from initial public offering		—	44,828
Proceeds from sale of shares		14,797	—
Issue of shares		9	—
Net cash from financing activities		10,816	26,364
Net change in cash and cash equivalents		10,931	34,216

Cash and cash equivalents at the beginning of the period		70,172	15,048
Exchange differences on cash and cash equivalents		(2,128)	1,780
Cash and cash equivalents at the end of the period		78,975	51,044

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.General Information
Reporting Entity
Endava plc ("Endava" or the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group is a next-generation technology services provider with expertise spanning the ideation-to-production spectrum across three broad solution areas - Digital Evolution, Agile Transformation and Automation.
These unaudited condensed consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group as of and for the six months ended December 31, 2019. These condensed financial statements were authorised for issue by the Company's Board of Directors on March 30, 2020.

2.Application of New and Revised International Financial Reporting Standards (“IFRSs”)
Effective July 1, 2019, the Group applied, for the first time, IFRS 16 "Leases". As required by IAS 34 "Interim Financial Reporting", the nature and effect of these changes are disclosed below.
Several other amendments and interpretations apply for the first time in fiscal year 2020, but do not have an impact on these unaudited condensed consolidated financial statements.
IFRS 16 - Leases ("IFRS 16")
IFRS 16 requires lessees to recognise all leases with a lease term of greater than 12 months in the balance sheet by recognising a right of use asset and a corresponding financial liability to the lessor based on the present value of future lease payments. The new standard also eliminates the distinction between operating and finance leases.
Endava has adopted IFRS 16 effective July 1, 2019 on a modified retrospective basis. Under this transition method, comparative periods are not required to be restated. Instead the cumulative impact of applying IFRS 16 is accounted for as an adjustment to equity at the start of the current accounting period in which IFRS 16 is first applied.
On July 1, 2019, the Company recognised a right-of-use asset of £41.0 million and a financial liability of £40.2 million. The change in accounting policy also affected the following items in the balance sheet on 1 July 2019:
•Prepayments - decrease by £0.8 million;
•Accruals - decrease by £0.7 million;
The net impact on retained earnings on 1 July 2019 was an increase of £0.7 million.
The Group does not anticipate that adoption of the following IFRSs will have a significant effect on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after 1 January 2019:
•IFRIC 23 - Uncertainty over Income Tax Treatments
•Amendments to IFRS 9 - Financial Instruments - Prepayment Features with Negative Compensation
•Amendments to IAS 28 - Investments in Associates and Joint Ventures - Long-term Interest in Associates and Joint Ventures
•Amendments to IAS 19 - Employee Benefits - Plan Amendment, Curtailment or Settlement

•Annual Improvements to IFRS 2015 - 2017 Cycle
Effective for annual periods beginning on or after January 2020:
•Amendments to References to the Conceptual Framework in IFRS Standards
•Amendments to IFRS 3 Business Combinations
•Amendments to IAS 1 and IAS 8 Definition of Material
Effective for annual periods beginning on or after January 2021:
•IFRS 17 - Insurance Contracts

3.Significant Accounting Policies
a.Statement of compliance
These unaudited condensed consolidated financial statements have been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements and notes thereto for the year ended June 30, 2019 contained in the Group's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on September 25, 2019 (File No. 001-38607).
The principal accounting policies adopted by the Group in the preparation of the condensed consolidated financial statements are set out below.
b.Basis of Preparation
These condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2019. These condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
c.Functional and Presentation Currency
The unaudited condensed consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.
d.Use of Estimates and Judgments
The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual result may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
A key area involving estimates and judgment in the six months ended December 31, 2019 relates to the application of IFRS 16, which is described in Note 2.
e.Going concern
The Board has reviewed the Group’s business plan and forecasts for a period at least 12 months from the date these financial statements were authorised for issue. This review took into consideration facilities available to the Group, including the extension of the Group’s revolving credit facility and the available cash from the initial public offering. As a result of such review, the Board believes that the Group has adequate resources to continue operations for the foreseeable future, being at least 12 months from the date on which these financial statements were authorised, and accordingly continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

f.Basis of Consolidation
(i)    Business combinations
Business acquisitions are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets with a definite life by performing an analysis of cash flows based on historical experience of the acquired business. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognised in profit and loss.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation, including unrealized gains and losses on transactions between Group Entities. Where unrealized losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective.
g.Revenue
The Group generates revenue primarily from the provision of its services and recognises revenue in accordance with IFRS 15. Revenue is measured at fair value of the consideration received, excluding discounts, rebates, taxes and duties. The Group’s services are generally performed under time and material based contracts (where materials consist of travel and out-of-pocket expenses), fixed price contracts and managed service contracts.
With respect to all types of contracts, revenue is only recognised when (i) the amount of revenue can be estimated reliably, (ii) it is probable that there will be a flow of economic benefits and (iii) any costs incurred are expected to be recoverable. Anticipated profit margins on contracts are reviewed monthly and, should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognized in full and provision would be made to cover the lower of the cost of fulfilling the contact and the cost of exiting the contract.
4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The CODM is considered to be the Group’s chief executive officer (“CEO”). The CEO reviews financial information presented on a Group level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment.

5.Revenue
Revenue is analysed into the following geographical split, based on where the service is being delivered to:

	Six months Ended 31 December
	2019 £’000	2018 £’000
UK	76,524	61,703
North America	47,177	37,677
Europe	40,910	38,868
Rest of the world	3,641	—
Total	168,252	138,248

6.Particulars of Employees

	Six Months Ended 31 December
	2019	2018
The average number of staff employed by the group during the period:
Number of operational staff	5,405	4,726
Number of administrative staff	571	473
Number of management staff	8	7
Total	5,984	5,206

7.Tax on Profit on Ordinary Activities

	Six Months Ended 31 December
	2019 £’000	2018 £’000
Current tax	(483)	2,584
Tax for the six months ended 31 December 2019 is charged using the Group’s best estimate of the average annual effective rate expected for the full year applied to the profit before tax of the six month period plus the impact of any one off tax items arising in the period.  The resulting effective rate for the six months ended 31 December 2019 is (226.8)% (six months ended 31 December 2018: 21.4%).

8.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

	Six Months Ended 31 December
	2019 £’000	2018 £’000
Profit for the period attributable to equity holders of the Company	696	9,465

	Six Months Ended 31 December
	2019	2018
Weighted average number of shares outstanding	52,848,507	48,859,382
Earnings per share - basic (£)	0.01	0.19
Diluted earnings per share
Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of shares that would be issued if all dilutive potential ordinary shares were converted into ordinary shares. In accordance with IAS 33 "Earnings Per Share", the dilutive earnings per share are without reference to adjustments in respect of outstanding shares when the impact would be anti-dilutive.

	Six Months Ended 31 December
	2019 £’000	2018 £’000
Profit for the period attributable to equity holders of the Company	696	9,465

	Six Months Ended 31 December
	2019	2018
Weighted average number of shares outstanding	52,848,507	48,859,382
Diluted by: options in issue and contingently issuable shares	2,814,613	5,594,951
Weighted average number of shares outstanding (diluted)	55,663,120	54,454,333
Earnings per share - diluted (£)	0.01	0.17

9.Cash Flow Adjustments and Changes in Working Capital

	Six Months Ended December 31
Non-cash adjustments	2019 £’000	2018 £’000
Depreciation and amortisation	8,743	3,917
Interest income	(353)	(126)
Interest expense	865	222
Foreign exchange (gain)/loss	3,529	(638)
Grant income	(376)	(431)
Research and development tax credit	(800)	(540)
Share based payment expense	6,996	5,010
Fair value movement on equity consideration	—	5,917
Hyperinflation	(22)	(13)
Gain on sale of subsidiary	(2,215)	—
Gain on sublease recognition	(498)	—
Sublease discount unwind	(3)	—
(Gain)/loss from disposal of non-current assets	20	(13)
Total non-cash adjustments	15,886	13,305

	Six Months Ended 31 December
Net changes in working capital	2019 £’000	2018 £’000
(Increase) / Decrease in trade and other receivables	(8,948)	(11,772)
Increase / (Decrease) in trade and other payables	22,884	994
Total changes in working capital	13,936	(10,778)

10. Acquisitions of Subsidiaries

On November 1, 2019, Endava acquired all of the issued share capital of Intuitus Limited ("Intuitus"), headquartered in Edinburgh, Scotland. Intuitus is a leading independent provider of information technology due diligence and other technology advisory services to private equity clients.
The accounting for the Intuitus acquisition was considered provisional as at December 31, 2019. Therefore, the fair value of the acquired intangible assets and goodwill will be adjusted when the acquisition accounting is finalised not later than12 months following the acquisition date.
On December 17, 2019, Endava acquired all of the issued share capital of Exozet GmbH ("Exozet"), headquartered in Berlin, Germany. Exozet is a leading German digital agency delivering digital transformation from ideation to production using agile development.
The accounting for the Intuitus acquisition was considered provisional as at December 31, 2019. Since the timing of the acquisition was towards the end of the reporting period, and the purchase price allocation calculation only commenced in January 2020, the fair value of acquired intangible assets are included in the amount initially recorded as goodwill.
The aggregate cash paid on acquisition date for Intuitus and Exozet was £25.5 million.

11. Disposal of Endava Technology SRL ("the Captive")

Pursuant to an agreement entered into with Worldpay in November 2016, Endava granted Worldpay an option to acquire a captive Romanian subsidiary that Endava created and staffed for Worldpay. On June 1, 2019, Endava entered into an agreement to sell the captive to Worldpay and to terminate the option and transfer agreement. On August 31, 2019 the transaction was completed and the employees of the Captive became employees of Worldpay. Endava has agreed to provide Worldpay certain transition services under a Transition Services Agreement between Endava and Worldpay, which remains in place following the closing of the sale of the Captive.
The aggregate selling price of the Captive was £3.6 million.

Note 12. Revolving Credit Facility

On October 12, 2019, Endava entered into a new multicurrency revolving credit facility with HSBC Bank plc, as agent, and HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders. The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million with an initial term of three years, and it replaced the prior £50 million secured facility with HSBC UK Bank Plc. The Multicurrency Revolving Credit Facility also provides for uncommitted accordion options of up to an aggregate of £75 million in additional borrowing. The Multicurrency Revolving Credit Facility is intended to support Endava's future capital investments and development activities.

13. Share-Based Payment Arrangements
2019 Equity Incentive Plan ("2019 EIP")
On July 31, 2019, 508,447 options were granted to certain employees and executive officers and directors. The share-based awards were measured at grant date based on the fair value of the awards and compensation expense is recognised over a four-year vesting period. These awards have no exercise price. The weighted average remaining contractual life of the options granted pursuant to the 2019 EIPs is 4 years.
2018 Equity Incentive Plan ("2018 EIP")
On July 26, 2018, 827,400 options were granted to certain employees and executive officers and directors. A further 36,000 options were granted on November 14, 2018. The share-based awards were measured at grant date based on the fair value of the awards and compensation expense is recognised over a four-year vesting period. These awards have no exercise price. The weighted average remaining contractual life of the options granted pursuant to the 2018 EIPs is 3 years.
For the period ended December 31, 2019, there were 15,503 options forfeited (December 31, 2018: 1,200 options), 197,347 options exercised (December 31, 2018: nil) and no options expired (December 31, 2018: nil). At December 31, 2019, an aggregate of 1,080,441 share options remained outstanding under the 2018 and 2019 EIP plans (December 31, 2018: 862,200 options) with a nil exercise price.
2019 Sharesave Plan ("2019 Sharesave")
On October 30, 2019, 267,411 options to purchase Class A ordinary shares were granted to employees who signed up to be participants of the 2019 Sharesave. Participation in the 2019 Sharesave requires employees to agree to make regular monthly contributions to an approved savings contract of three years. The weighted average remaining contractual life of the options is 3 years.
2018 Sharesave Plan ("2018 Sharesave")
On November 1, 2018, 594,028 options to purchase Class A ordinary shares were granted to employees who signed up to be participants of the 2018 Sharesave. Participation in the 2018 Sharesave requires employees to agree to make regular monthly contributions to an approved savings contract of three years. The weighted average remaining contractual life of the options is 2 years.
For the period ended December 31, 2019, there were 38,961 options forfeited (December 31, 2018: 4,928 options), no options exercised or expired (December 31, 2018: nil). At December 31, 2019, an aggregate of 788,619 share options remained outstanding (December 31, 2018: 589,100 options) under the 2018 and 2019 Sharesave.
The fair values were determined using the following inputs and models to the Black-Scholes option pricing model:

	2019 Sharesave	2018 Sharesave
Exercise price	$31.79	$24.87
Risk-free rate	2.91%	2.91%
Expected volatility	36%	36%
Expected dividends	—	—
Fair value of option	$16.51	$5.74
For the six months ended December 31, 2019, the Group recognised £7.0 million of share-based payment charge in respect of all the Group’s share option schemes (December 31, 2018: £5.01 million).

14. Employee Benefit Trust ("EBT") Discretionary Bonus

Endava declared a non-recurring, discretionary employee bonus of £27.7 million in December 2019. The Endava Limited Guernsey EBT funded the first tranche of the bonus through sale of Endava's Class A ordinary shares in November 2019. Gross proceeds from the first tranche were £14.8 million. The funding of the second tranche by the EBT is expected to occur during the second half of FY2020. As previously disclosed, the EBT, whose beneficiaries are the Company's employees, was holding certain Class A ordinary shares for sale in the event it decided to fund a discretionary cash bonus to employees.

15. Coronavirus pandemic considerations

In December 2019, a novel strain of coronavirus disease (COVID-19) was reported in China. Since then, COVID-19 has spread globally. The spread of COVID-19 from China to other countries has resulted in the World Health Organization (WHO) characterizing the outbreak of COVID-19 a “pandemic,” or a worldwide spread of a new disease, on March 11, 2020. The ongoing COVID-19 outbreak has resulted in many countries around the world imposing lockdowns, shelter-in-place orders, quarantines, restrictions on travel and mass gatherings, including the cancellation of trade shows and other events, and the extended shutdown of non-essential businesses that cannot be conducted remotely. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, it has resulted in significant disruption of global financial markets. In light of the uncertain and rapidly evolving situation relating to the spread of coronavirus disease (COVID-19), the Group have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, our customers, and the communities in which we participate, which could negatively impact our business. As a company with employees, customers, partners and investors across the globe, we believe in upholding our company value of being good citizens by doing our part to help slow the spread of the virus. To this end, the Group have enabled all of its employees to work remotely in compliance with relevant government advice, have suspended all non-essential travel worldwide for its employees, are canceling or postponing company-sponsored events, employee attendance at industry events and in-person work-related meetings.
Up to the date of this report, the COVID-19 pandemic has not had a material impact on the financial results of the Group. The board reviewed the financial health and liquidity position of the Group and concluded that even in a scenario with a significant downturn in revenues and no cost controls to offset, the Group has adequate resources to continue operations for the foreseeable future. They also reviewed the potential exposure to impacted industry sectors and concluded that this was limited. The Group does not expect material impairments of any assets as a result of the COVID-19 pandemic. Any potential impact, including market fluctuations caused by a foreign exchange volatility, on the Group’s business from the COVID-19 pandemic is closely monitored. The situation could change at anytime and there can be no assurance that the pandemic will not have a material adverse impact on the future operations and results of the Group.